                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

Mark One

   X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
--------        EXCHANGE ACT OF 1934


For the fiscal year ended  December 31, 1996.

                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
--------        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                       to
Commission File Number 1-2677      ----------------      ----------------

Full title of the Plan and the address of the Plan, if different from the issuer named below:

                            Quaker State Corporation
                         Thrift and Stock Purchase Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            Quaker State Corporation
                        225 East John Carpenter Freeway
                             Irving, Texas   75062

REQUIRED INFORMATION

The Quaker State Corporation Thrift and Stock Purchase Plan (Plan), is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, except for the "limited scope exemption" contained in ERISA Section 103 (a)(3)(c) which does not apply, are attached hereto as Appendix I and are incorporated herein by reference.

EXHIBITS

The Exhibit listed below is filed as a part of this Annual Report:

1.       Consent of Coopers and Lybrand L.L.P.

                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Organization and Compensation Committee of the Board of Directors of Quaker State Corporation have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                                QUAKER STATE CORPORATION
                                                THRIFT AND STOCK PURCHASE PLAN



 Date  June 20, 1997                            By  /s/  Thomas A. Gardner
      ---------------                             -----------------------------
                                                    Thomas A. Gardner
                                                    Chairman, Organization
                                                    and Compensation Committee

                                   APPENDIX I





                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                    --------

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1996 and 1995

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES





                                                                   Pages
                                                                   -----
Report of Independent Accountants                                     2


Financial Statements:
         Statements of Net Assets Available for
                 Benefits as of December 31, 1996 and 1995           3-4

         Statements of Changes in Net Assets Available
                 for Benefits for the years ended
                 December 31, 1996 and 1995                          5-6

         Notes to Financial Statements                               7-11



Supplemental Schedules:
         Item 27a - Schedule of Assets Held for Investment
                 Purposes as of December 31, 1996                     12

         Item 27d - Schedule of Reportable Transactions
                 (Transactions in excess of 5% of Plan value)
                 for the year ended December 31, 1996                 13

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Organization and Compensation
Committee of the Board of Directors
Quaker State Corporation:

We have audited the statements of net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Dallas, Texas
June 6, 1997

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 1996

                                                                                             Participant
                                                                                          Directed and Non
                                                      Participant        Participant         Participant        Participant
                                                        Directed           Directed           Directed           Directed
                                                         Fund A             Fund B             Fund C             Fund D
                                                         ------             ------             ------             ------

                                                         Income              Bond           Quaker State          Equity
                            ASSETS                        Fund               Fund            Stock Fund            Fund
                                                          ----               ----            ----------            ----

      Investments, at fair value
      Quaker State Corporation capital stock,
          966,833 shares
          (cost: $14,333,372)                                                                   $13,535,662
      U. S. government obligations
          (cost: $2,384,982)                               $2,446,337                                  -
      Registered Investment Companies                            -            $2,300,053               -             $5,711,006
      Money market accounts                                 2,294,691               -                84,066                -
      Employee loans                                             -                  -                  -                   -
                                                           ---------------------------------------------------------------------
                Total investments                           4,741,028          2,300,053         13,619,728           5,711,006

    Receivables:
      Employee contributions                                   62,643             51,743            106,872             124,788
      Company contributions                                       -                 -               107,226                -

    Accrued interest receivable                                54,914                 71                394                  98
                                                           ---------------------------------------------------------------------
                 Net assets available for benefits         $4,858,585         $2,351,867        $13,834,220          $5,835,892
                                                           =====================================================================
    Participating units                                       684,362          1,961,166            375,243           3,376,904
                                                           =====================================================================
    Unit value                                                 $7.10               $1.20             $36.87               $1.73
                                                           =====================================================================


                                                      Participant
                                                        Directed
                                                          Loan
                                                        Account
                                                        -------

                                                        Employee
                            ASSETS                       Loans               Total
                                                         -----               -----
      Investments, at fair value
      Quaker State Corporation capital stock,
          966,833 shares
          (cost: $14,333,372)                                            $13,535,662
      U. S. government obligations
          (cost: $2,384,982)                                               2,446,337
      Registered Investment Companies                                      8,011,059
      Money market accounts                                                2,378,757
      Employee loans                                    $1,500,938         1,500,938
                                                        ----------------------------
                Total investments                        1,500,938        27,872,753

    Receivables:
      Employee contributions                                  -              346,046
      Company contributions                                   -              107,226

    Accrued interest receivable                               -               55,477
                                                        ----------------------------
                 Net assets available for benefits      $1,500,938       $28,381,502
                                                        ============================

    Participating units

    Unit value

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 1995

                                                                                                Participant
                                                                                              Directed and Non
                                                          Participant        Participant        Participant        Participant
                                                            Directed           Directed           Directed           Directed
                                                             Fund A             Fund B             Fund C             Fund D
                                                             ------             ------             ------             ------

                                                             Income              Bond           Quaker State          Equity
                            ASSETS                            Fund               Fund            Stock Fund            Fund
                                                              ----               ----            ----------            ----
    Investments, at fair value
    Quaker State Corporation capital stock,
          1,159,139 shares
          (cost: $17,055,646)                                                                   $14,779,022
      U. S. government obligations
          (cost: $3,257,248)                               $3,399,924                                  -
      Registered Investment Companies                            -            $2,247,094               -            $4,771,590
      Money market accounts                                 2,167,403               -               138,231               -
      Employee loans                                             -                  -                  -                  -
                                                           -------------------------------------------------------------------
                Total investments                           5,567,327          2,247,094         14,917,253          4,771,590

    Receivables:
      Employee contributions                                   73,020             69,100            135,305            133,226
      Company contributions                                      -                  -               126,814               -

    Accrued interest receivable                                87,829                 17                662                 41
                                                           -------------------------------------------------------------------

                 Net assets available for benefits         $5,728,176         $2,316,211        $15,180,034         $4,904,857
                                                           ===================================================================
     Participating units                                      855,337          1,998,033            459,498          3,322,152
                                                           ===================================================================
    Unit value                                                 $6.70               $1.16             $33.04              $1.48
                                                           ===================================================================
                                                                Participant
                                                                  Directed
                                                                    Loan
                                                                  Account
                                                                  -------

                                                                  Employee
                            ASSETS                                 Loans                Total
                                                                   -----                -----
    Investments, at fair value
    Quaker State Corporation capital stock,
          1,159,139 shares
          (cost: $17,055,646)                                                          $14,779,022
      U. S. government obligations
          (cost: $3,257,248)                                                             3,399,924
      Registered Investment Companies                                                    7,018,684
      Money market accounts                                                              2,305,634
      Employee loans                                                 $1,679,924          1,679,924
                                                                     -----------------------------
                Total investments                                     1,679,924         29,183,188

    Receivables:
      Employee contributions                                               -               410,651
      Company contributions                                                -               126,814

    Accrued interest receivable                                            -                88,549
                                                                     -----------------------------

                 Net assets available for benefits                   $1,679,924        $29,809,202
                                                                     =============================
     Participating units

    Unit value


    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1996

                                                                                               Participant
                                                                                             Directed and Non
                                                        Participant         Participant        Participant         Participant
                                                          Directed           Directed            Directed           Directed
                                                           Fund A             Fund B              Fund C             Fund D
                                                           ------             ------              ------             ------

                                                                                               Quaker State
                                                           Income              Bond               Stock               Equity
                                                            Fund               Fund                Fund                Fund
                                                            ----               ----                ----                ----
 Additions
      Contributions:
          Employee                                           $775,395            $454,259           $972,764            $992,063
          Company                                                -                  -              1,277,279                -
                                                           ---------------------------------------------------------------------
                                                              775,395             454,259          2,250,043             992,063
      Income from:
          Cash dividends                                         -                  -                426,042             359,311
          Interest                                            329,259             123,941              7,265                 413

      Transfers, net                                        (166,147)              41,901            292,951             128,484
      Net appreciation (depreciation) of investments         (78,588)            (29,465)          1,799,405             711,435
                                                           ---------------------------------------------------------------------


 Total Additions                                              859,919             590,636          4,775,706           2,191,706

 Less distributions to withdrawing participants,            1,729,510             554,980          6,121,520           1,260,671
 at unit value                                             ---------------------------------------------------------------------

 Net Change                                                 (869,591)              35,656        (1,345,814)             931,035

 Net assets available for benefits, beginning of            5,728,176           2,316,211         15,180,034           4,904,857
 year                                                      ---------------------------------------------------------------------
Net assets available for benefits, end of year             $4,858,585          $2,351,867        $13,834,220          $5,835,892
                                                           =====================================================================

                                                            Participant
                                                             Directed
                                                               Loan
                                                              Account
                                                              -------

                                                             Employee
                                                               Loans              Total
                                                               -----              -----
 Additions
      Contributions:
          Employee                                                               $3,194,481
          Company                                                                 1,277,279
                                                             ------------------------------
                                                                                  4,471,760
      Income from:
          Cash dividends                                                            785,353
          Interest                                             $118,203             579,081

      Transfers, net                                           (297,189)                -
      Net appreciation (depreciation) of  investments              -              2,402,787
                                                             ------------------------------


 Total Additions                                               (178,986)          8,238,981

 Less distributions to withdrawing participants,                   -              9,666,681
 at unit value                                               ------------------------------


 Net Change                                                    (178,986)         (1,427,700)

 Net assets available for benefits, beginning of year          1,679,924         29,809,202
                                                             ------------------------------

Net assets available for benefits, end of year                $1,500,938        $28,381,502
                                                             ==============================

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1995

                                                                                              Participant
                                                                                            Directed and Non
                                                       Participant         Participant        Participant         Participant
                                                         Directed           Directed            Directed           Directed
                                                          Fund A             Fund B              Fund C             Fund D
                                                          ------             ------              ------             ------

                                                                                              Quaker State
                                                          Income              Bond               Stock              Equity
                                                           Fund               Fund                Fund               Fund
                                                           ----               ----                ----               ----
 Additions
      Contributions:
          Employee                                          $631,521            $608,938         $1,168,306          $1,053,863
          Company                                               -                  -              1,371,756               -
          Transfer from Subsidiary Plan                    2,599,169               -                   -                  -
                                                         ----------------------------------------------------------------------

                                                           3,230,690             608,938          2,540,062           1,053,863
      Income from:
          Cash dividends                                        -                  -                472,153             719,162
          Interest                                           399,417             117,798             11,406                 621

      Transfers, net                                     (2,049,390)             364,516            731,313             895,333

      Net appreciation (depreciation) of investments        179,055              124,956         (1,577,609)            472,483
                                                         ----------------------------------------------------------------------
 Total Additions                                           1,759,772           1,216,208          2,177,325           3,141,462

 Less distributions to withdrawing participants, at        1,068,489             241,689          3,701,234             583,479
 unit value                                              ----------------------------------------------------------------------

 Net Change                                                  691,283             974,519         (1,523,909)          2,557,983

 Net assets available for benefits, beginning of year      5,036,893           1,341,692         16,703,943           2,346,874
                                                         ----------------------------------------------------------------------
Net assets available for benefits, end of year            $5,728,176          $2,316,211        $15,180,034          $4,904,857
                                                         ======================================================================

                                                       Participant
                                                        Directed
                                                         Loan
                                                        Account
                                                        -------
                                                        Employee
                                                         Loans              Total
                                                        --------            -----
 Additions
      Contributions:
          Employee                                                        $3,462,628
          Company                                                          1,371,756
          Transfer from Subsidiary Plan                                    2,599,169
                                                      ------------------------------

                                                                           7,433,553
      Income from:
          Cash dividends                                                   1,191,315
          Interest                                      $130,656             659,898

      Transfers, net                                      58,228                -

      Net appreciation (depreciation) of investments        -               (801,115)
                                                      ------------------------------
 Total Additions                                         188,884           8,483,651

 Less distributions to withdrawing participants, at         -              5,594,891
 unit value                                           ------------------------------

 Net Change                                              188,884           2,888,760

 Net assets available for benefits, beginning of       1,491,040          26,920,442
 year                                                 ------------------------------

Net assets available for benefits, end of year        $1,679,924         $29,809,202
                                                      ==============================


    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS

                                  ----------

1.   MAJOR FEATURES OF THE PLAN:

     General

     The Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) is a defined contribution and profit sharing plan available to eligible employees of Quaker State Corporation and certain of its subsidiaries (Quaker State or the Company) who have completed one year of service and
     have reached age 21.   The Plan is subject to the provisions of the
     Employee Retirement Income Security Act of 1974 (ERISA). The Organization and Compensation Committee (Committee) of the Quaker State Board of Directors administers the Plan. Reference should be made to the Quaker State Corporation Thrift and Stock Purchase Plan Summary Plan Description and Prospectus for a detailed description of the Plan including eligibility, vesting, employee and Company contributions, investment options, withdrawals, borrowings by participants and termination of the Plan.

     Contributions

     Under the Plan, participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 12% of their compensation or $9,500 (as adjusted annually by the Internal Revenue Service). In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 12% of the participant's compensation. For contribution purposes, not more than $150,000 of a participant's compensation (as adjusted annually by the Internal Revenue Service) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total contributions paid each pay date up to a maximum of 3% of that participant's compensation. In addition, the Company will make a profit-sharing contribution (Company Profit-Sharing Contribution) to the Plan provided certain predetermined profit levels are attained. In addition, the Plan accepts rollover contributions from employees' former employer qualified plans and conduit IRAs.

     Investment Options

     Four funds are available for investment of contributions to the Plan.
     Fund A, the Income Fund, is composed of Compass Capital Money Market funds and bonds or other obligations issued by the U.S. Government. At December 31, 1996, stated interest rates on investments in Fund A ranged from 5.3% to 8.625%. Fund B is the Compass Capital Intermediate Government Portfolio, a registered investment company, and is comprised of a portfolio of fixed income securities. Fund C, the Quaker State Stock Fund, is composed of Quaker State capital stock. Fund D is the Compass Capital Index Equity Portfolio, a registered investment company, comprised of a diversified portfolio of corporate stocks. All Company contributions are invested in Fund C; however, participants may select any one or more of the four funds for their contributions. Allocations of employee contributions must be in even multiples of 10%, and no less than 10% of their total contributions can be invested in any one fund. Participant directed and nonparticipant directed funds included in Fund C at December 31, 1996 were as follows:

                                         Units                      Dollars
                                        --------                 -------------
     Participant directed               171,903                     6,337,600
     Nonparticipant directed            203,340                     7,496,620

                                  ----------

1.       MAJOR FEATURES OF THE PLAN, continued:

         Investments in Fund C represent shares of Quaker State capital stock, and, therefore, transactions within Fund C also qualify as exempt party-in-interest transactions. In 1996, the recordkeeper for the Plan was William M. Mercer Company, Inc and the Trustee was PNC Bank, N.A.

         On February 1, 1997, the Plan changed recordkeeper to Fidelity Institutional Retirement Services Company and the trustee to Fidelity Management Trust Company.

         Vesting

         Participants are fully vested in their contributions plus actual earnings thereon. Participants are also fully vested in Regular Company Contributions and Company Profit Sharing Contributions.

         Participant Accounts and Benefit Payments

         An account is maintained for each participant, which is credited with the participant's contributions and allocation of (a) the Company's contributions, and (b) Plan earnings. Allocations are based on participant contributions, other than rollover contributions, or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account. As of December 31, 1996 and 1995, there were 1,966 and 1,738 participants in the Plan, respectively.

         Amendments

         In January 1997, the Plan was amended to merge the Blue Coral, Slick 50 and Tye Distributing 401(K) plans into the Plan and to add Blue Coral, Inc. as a participating Company, and to make amendments required by the Small Business Job Protection Act of 1996. In February 1997, the Plan was amended to: (1) change the minimum contribution percentage from 10% to 1% increments; (2) make immediate participation available to new employees over 21 years of age, excluding the Regular Company Contributions which still require one year of employment; (3) make
         Plan accounting daily so daily transactions can be processed; (4) increase the number of investment options available under the Plan to a maximum of ten (10) investments, one of which would be Quaker State capital stock; (5) change the method of calculating the interest rate on loans; and (6) make other changes necessary to comply with the new recordkeeper and trustee systems.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investments

         Investments are carried at fair value in the accompanying financial statements. Investments in Quaker State capital stock are valued at the closing price on the last business day of the period. U.S. government obligations are valued at the mean of the bid and asked prices on the last business day of the period. Investments in money market accounts are carried at cost which approximates market. Registered investment companies are valued at market determined by quoted market prices. Participant loans receivable are valued at cost which approximates market.

         Purchases and sales of Quaker State capital stock and U.S. government obligations are reflected on a trade-date basis. Gains and losses are based on average cost for Quaker State capital stock and specific identification for U.S. government obligations.

         Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

                                  ----------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on U.S. government obligations and Quaker State capital stock and net increase (decrease) in the value of the Plan's interest in the bond and equity funds.

         Other

         Administrative expenses, including trustee, legal, auditing and other fees, are paid by Quaker State and, therefore, are not expenses of the Plan.

         The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and amounts included as changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         The Plan provides for various investment options including investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan benefits.


3.       INVESTMENTS:

         The Plan's investments are held in a bank-administered trust fund. Investments that represent five (5%) or more of the Plan's net assets are:

                FUNDS                                           1996          1995
                -----                                           ----          ----
         Compass Capital Money Market                         $2,378,757    $2,305,634
         Compass Capital Intermediate Government Portfolio     2,300,053     2,247,094
         Quaker State Corporation Stock                       13,535,662    14,779,022
         Compass Capital Index Equity Portfolio                5,711,006     4,771,590
         Participant Loans                                     1,500,938     1,679,924


4.       UNITS AND UNIT VALUES:

         The total number of units and net asset value per unit during the year were as follows:

                                      Fund A                Fund B                Fund C                Fund D
                               --------------------   -------------------  --------------------  --------------------
                                             Unit                  Unit                  Unit                  Unit
                                 Units      Value       Units     Value      Units      Value      Units      Value
                                 -----      -----       -----     -----      -----      -----      -----      -----
         March 31, 1996          798,961  $ 6.74       1,987,456  $  1.15      426,734  $36.26     3,337,197  $  1.55
         June 30, 1996           789,821    6.82       2,095,810     1.16      427,708   38.98     3,505,471     1.62
         September 30, 1996      735,596    6.93       2,043,844     1.18      397,662   45.22     3,473,921     1.67
         December 31, 1996       684,362    7.10       1,961,166     1.20      375,243   36.87     3,376,904     1.73

                                  ----------

5.   EMPLOYEE LOANS:

     Participants are permitted to borrow against all or a portion of their Tax-Deferred Contribution and Company Profit-Sharing Contribution units within prescribed limitations and pursuant to nondiscriminatory rules established by the Committee. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Employee Loan Account. Each loan is to be repaid over a period not to exceed five years or ten years for certain loans related to a participant's primary residence.

     The interest rate applied to a current loan is the rate set by the Compensation Committee from time to time determined by periodically comparing rates at various banks. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual Plan account(s). Loans totaling $756,703 and $1,177,835 were made from the Plan, and repayments, including interest of $118,203 and $130,656, totaling $1,053,892 and $1,119,607 were received by the Plan during the years ended December 31, 1996 and 1995, respectively.

     As of December 31, 1996 there were 666 loans to participants, maturing from 1997 to 2006, with interest rates ranging between 8% and 9.5%.


6.   FEDERAL INCOME TAXES:

     The Internal Revenue Service has determined and most recently informed the Plan by letter dated March 22, 1996, as amended in April 1996, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to Internal Revenue Service review and approval. The Plan administrator and its legal counsel do not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

     Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

     Company contributions and earnings reinvested into the various funds are not taxable to the participant until distribution.

7.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                  ----------

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The Form 5500 has not yet been filed; however, the treatment of distributions due to participants is the only anticipated difference between the Statements of Net Assets and Changes in Net Assets and the Form 5500.

         The following is a reconciliation of net assets available for benefits per the financial statements to amounts anticipated to be reported in the Form 5500:

                                                                                   1996                  1995
                                                                                   ----                  ----
         Net assets available for benefits per the financial statements
                                                                                $  28,381,502        $29,809,202
         Amounts allocated to withdrawing participants                             (1,285,486)          (927,788)
                                                                                -------------        -----------
         Net assets available for benefits per the Form 5500                    $  27,096,016        $28,881,414
                                                                                =============        ===========

         The following is a reconciliation of distributions to withdrawing participants per the financial statements to amounts anticipated to be reported in the Form 5500:

                                                                                              YEAR ENDED
                                                                                           DECEMBER 31, 1996
                                                                                           -----------------
         Distributions to withdrawing participants per the financial statements              $  9,666,681
         Add:  Amounts allocated to withdrawing participants at December 31, 1996               1,285,486
         Less: Amounts allocated to withdrawing participants at December 31, 1995                (927,788)
                                                                                             ------------
         Distributions to withdrawing participants per the Form 5500                         $ 10,024,379
                                                                                             ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


9.       MERGER OF SUBSIDIARY PLANS:

         Effective January 1, 1995, the Plan was amended to merge the SOC/West Profit Sharing Plan ("Specialty Plan") into the Quaker State Corporation Thrift and Stock Purchase Plan. Assets in the amount of $2,599,169 were transferred on January 3, 1995 to the Quaker State Corporation Thrift and Stock Purchase Plan and are reflected as a transfer from subsidiary plan in the statement of changes in net assets available.

         Effective January 1, 1997, several subsidiary plans were merged into the Plan, with assets to transfer later in the year. To the extent not otherwise provided in the Plan, the benefits, rights, and features of the subsidiary plans shall be protected and provided to the extent required by applicable law.

                          QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT  PURPOSES

                              December 31, 1996

                                                                                               Cost                Value
                                                                                               ----                -----
Investments:
 * Quaker State Corporation capital stock                                               $     14,333,372   $   13,535,662
   U. S. Treasury notes, par value; $ 350,000, 6.875%, due 3/31/97                               349,052          351,257
   U. S. Treasury notes, par value; $ 125,000, 6.75%, due 5/31/97                                125,000          125,645
   U. S. Treasury notes, par value; $ 165,000, 6.375%, due 6/30/97                               164,617          165,851
   U. S. Treasury notes, par value; $ 435,000, 6.375%, due 8/15/02                               431,055          437,854
   U. S. Treasury notes, par value; $ 75,000, 5.50%, due 9/30/97                                  74,870           74,988
   U. S. Treasury notes, par value; $ 90,000, 5.75%, due 10/31/97                                 89,654           90,127
   U. S. Treasury notes, par value; $ 110,000, 6.0%, due 12/31/97                                110,000          110,394
   U. S. Treasury notes, par value; $ 150,000, 5.625%, due 1/31/98                               149,774          149,930
   U. S. Treasury notes, par value; $ 500,000, 8.625%, due 8/15/97                               492,656          509,455
   U. S. Treasury notes, par value; $ 350,000, 8.5%, due 11/15/00                                349,945          378,000
   U. S. Treasury notes, par value; $ 50,000, 7.75%, due 2/15/01                                  48,359           52,836
 * Compass Capital Money Market Account, 5.3%                                                  2,378,757        2,378,757
 * Registered Investment Companies-Compass Capital Funds, Index Equity Portfolio               4,850,844        5,711,006
 * Registered Investment Companies-Compass Capital Funds, Intermediate
Government Portfolio                                                                           2,287,293        2,300,053
 * Participant loans, 8% - 9.5%, due at various dates                                                  -        1,500,938
                                                                                           ------------------------------
                                                                                           $  26,235,248    $  27,872,753
                                                                                           ==============================


*  Denotes exempt party-in-interest

                            QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
               ITEM 27-d - SCHEDULE OF REPORTABLE TRANSACTIONS

                  (Transactions in excess of 5% of plan value)
                      for the year ended December 31, 1996


                                                                    Number of       Purchase        Selling
Identity of Party            Description of Asset                  Transactions       Price          Price
-----------------            --------------------                  ------------       -----          -----
Quaker State Corporation     Capital Stock                              25           $2,533,691

Quaker State Corporation     Capital Stock                             494                -          $5,397,377

Compass Capital              Money Market Account                      173            8,812,641            -

Compass Capital              Money Market Account                      147                -           8,739,519

Compass Capital              Registered Investment Companies           120            2,462,123            -

Compass Capital              Registered Investment Companies            45                -           2,151,778

                                            Current Value
                                             of Asset on
                                Cost of      Transaction         Net Gain
Identity of Party                Asset           Date             (Loss)
-----------------                -----           ----             ------
Quaker State Corporation         $2,533,691    $2,533,691

Quaker State Corporation          5,304,450     5,397,377         $ 92,927

Compass Capital                   8,812,641     8,812,641            -

Compass Capital                   8,739,519     8,739,519            -

Compass Capital                   2,462,123     2,462,123            -

Compass Capital                   1,972,772     2,151,778          179,006

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                  ----------

                           Annual Report on Form 11-K
                  for the fiscal year ended December 31, 1996

                                 EXHIBIT INDEX


Sequential
Exhibit No.                   Description of Exhibit
-----------                   ----------------------
      1                       Consent of Independent Accountants,
                              filed herewith.